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(39) 06 697 6791

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04046851

December 6, 2004

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Banca Carige S.p.A.
Information pursuant to Rule 12g3-2(b)
File No. 82 – 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. (the "Company"), and pursuant to the exemption available under Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated November 8, 2004 announcing the nine month results for the Company for the period ended September 30, 2004.

Please acknowledge receipt of this letter and its enclosure by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Rome at +39 06 697 6791 should you have any queries.

Yours truly,

Robert Ellison

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

PRESS RELEASE

BANCA CARIGE'S RESULTS AS AT SEPTEMBER 2004: NET PROFIT AT €81.1 MILLION.

There was an increase in income and an improvement in financial performance despite the current economic situation. Customer deposits amounted to €24.1 billion (+ 6.8% over the twelve months) while lending to customers exceeded €9 billion (+2.8% on a yearly basis, or +11.5% excluding the effects of the securitization of €864.5 million of loans).

Genova, November 8, 2004. The Board of Directors of Banca Carige S.p.A., chaired by Mr Giovanni Berneschi, approved the financial results for the third quarter of 2004, presented by the General Director, Mr Alfredo Sanguinetto.

The continued slow economic recovery in Italy combined with a general feeling of uncertainty caused serious difficulties to the banking system in the third quarter 2004. Despite this, Banca Carige managed to achieve, on the whole, positive results in this period. For this nine-month period, it achieved a net profit of €81.1 million, a growth of 2.1% in comparison with the same period in 2003 (or + 8.1%, excluding the effects of Law Decree No. 168 of July 2004, that did not allow adjustments to be made for certain Italian IRAP tax purposes amounting to €4.8 million).

The table below summarises Banca Carige's results:

Results as at September 30, 2004	**Absolute values (€ million)**	**% change from September 30, 2003**
Customer deposits	24,117.7	+ 6.8%
Lending to customers	9,074.8	+ 2.8%
Operating income	212.9	+ 23.8%
Net income	81.1	+ 2.1%

The Banca Carige Group reported an increase in net income of 6.9%, amounting to €61.7 million; the banks controlled by it, Cassa di Risparmio di Savona, Banca del Monte di Lucca and Cassa di Risparmio di Carrara, achieved positive results for the nine month period, amounting to €8 million, €2.7 million and €13.3 million, respectively; its related insurance companies – Carige Vita Nuova and Carige Assicurazioni – achieved profits amounting to €2.8 million and €2.7 million, respectively.

Since January 2004, Carige Asset Management SGR S.p.A has been authorized to carry out savings management activities, and as at the end of September, it had assets exceeding €3 billion under its management.

On November 5, agreements were executed for the acquisition of Banca Cesare Ponti, a bank operating through 4 branches (3 in Milan and 1 in Como) and active in the private banking sector. This acquisition, which is subject to the approval of the competent

authorities, will be conducted in several phases. The bank was valued at €60 million, an additional premium of €5 million is to be paid for a controlling interest, and a capital increase in an amount of €5 million is also provided for. Banca Carige will acquire an interest representing 51% the voting rights of the bank and the ownership of 41.09% of its shares; it has been agreed that the participation will increase to 48.75% after the first year and to 78.75% after three years. The parties have also agreed that after 7 years, minority interests will be disposed of, resulting in a 100% participation by Carige.

The results

During 2004 international stock exchanges continued to recover slowly, a process which began in the second half of the previous year, though at slower pace and amid a climate of general uncertainty. The Italian share market reported a recovery which resulted in an increase of 5.33% in the MIBTEL index; by contrast the Mib decreased by 1.24%; and in the same period the price of the ordinary shares of Banca Carige increased by 4.91%.

In particular, the profit and loss account of Banca Carige shows the following results:

- Interest margin (€242.3 million, + 0.6%) benefited from the increase in intermediation activity, which positive results off-set the decrease in spreads.

- Net income from services rose to €336.4 million, a growth of 13.4% over the same period in 2003; mainly as a result of an increase in "other net operating incomes" (€179.4 million, + 60.9%) which includes the excess spread (€61.1 million) accounted for as a result of the recent securitization; net fees (€122.8 million) increased by 4.5%. There was a consistent decrease in dividends, as previously reported (- 47.3%) to €33.9 million, partly due to the tax credits accounted for in the year 2003.

- Margin from intermediation activity amounted to €578.8 million (+ 7.7% on a yearly basis).

- Provisions and write-downs amounted to €110.4 million (€47 million in the first nine months of 2003), including losses related to the bankruptcy of the Festival Crociere Group (€81.8 million).

- Income from ordinary activities amounted to €102.5 million, a decrease of18% on a yearly basis.

- Extraordinary items were +€3 million, in comparison with +€12.8 million in 2003. This was the result of the introduction of incentives to termination of employment which amounted to €2.4 million.

- Net income, after a tax liability of €24.5 million, amounted to €81.1 million (+ 2.1% over September 2003).

As at the end of September, Financial Intermediation Activity ("AFI") amounted to €24,117.7 million, growing by 5.5% from year end 2003 and by 6.8% over the twelve month period. The two main items, indirect deposits and indirect deposits, amounted to €10,374.5 million (+ 10.3% on a yearly basis) and €13,382.2 million (+ 4.2% on a yearly basis) respectively. Within indirect deposits, assets under management showed an increase of 3.4% on a yearly basis while assets under custody increased by 5%.

Lending to customers reached €9,074.8 million, a decrease of 1.9% from the beginning of the year but a growth of 11.5% over September 2003.

Banca Carige's network consists of 393 branches, while the number of personnel employed decreased by 39 to 3720. Assets increased to €1,620 million (€1,606 million as at December 2003).

Total assets of the Banca Carige Group amounted to €17,919 million (+ 12.6% from the beginning of the year). AFI increased by 11.6% to €28,670.5 million in the nine months, while lending to customers amounted to €10,949.9 million, growing by 6.8% in the period. Net consolidated income reached €61.7 million, an increase of 6.9% in comparison with net income for 2003.

Estimates of net income for Banca Carige for the year end are in line with the forecasts indicated in its Budget, showing values which are in line with those of the previous financial year.

The nine months' report may be viewed on the Banca Carige web site: www.carige.it.

PROSPETTI CONTABILI
DELLA BANCA CARIGE SPA

SCHEDA DI SINTESI E INDICATORI DI GESTIONE

	Situazione al				Variazioni %	
	30/9/04	30/6/04	31/12/03	30/9/03	9/04 12/03	9/04 9/03
SITUAZIONE PATRIMONIALE (1)						
Totale attività	15.658,3	15.728,2	14.653,1	14.757,9	6,9	6,1
Provvista	12.587,8	12.519,4	11.667,5	11.867,9	7,9	6,1
- Raccolta diretta (a)	10.734,5	10.613,5	10.025,4	9.736,0	7,1	10,3
* *Debiti verso clientela*	*6.250,5*	*6.163,7*	*5.957,9*	*5.809,2*	*4,9*	*7,6*
* *Debiti rappresentati da titoli*	*4.484,0*	*4.449,8*	*4.067,5*	*3.926,8*	*10,2*	*14,2*
- Debiti verso banche	1.350,9	1.403,5	1.139,6	1.731,5	18,5	-22,0
- Fondi di terzi in amm.ne	0,3	0,3	0,4	0,4	-25,0	-25,0
- Prestiti subordinati	502,1	502,1	502,1	400,0	0,0	25,5
Raccolta indiretta (b)	13.383,2	13.215,6	12.767,1	12.842,2	4,8	4,2
- Risparmio gestito	6.740,3	6.708,5	6.585,5	6.516,6	2,4	3,4
- Risparmio amministrato	6.642,9	6.507,1	6.181,6	6.325,6	7,5	5,0
Attività finanziarie intermediate (AFI) (a+b)	24.117,7	23.829,1	22.792,5	22.578,2	5,8	6,8
Investimenti (2) (3)	13.121,6	13.080,1	12.316,5	12.538,5	6,5	4,7
- Crediti verso clientela (2) (3)	9.074,8	9.536,1	9.247,1	8.830,4	-1,9	2,8
- Crediti verso banche (2)	1.826,2	1.214,2	942,7	1.386,8	93,7	31,7
- Titoli	2.220,6	2.329,8	2.126,7	2.321,3	4,4	-4,3
* *portafoglio immobilizzato*	*155,6*	*173,6*	*173,7*	*232,7*	*-10,4*	*-33,1*
* *portafoglio non immobilizzato*	*2.065,0*	*2.156,2*	*1.953,0*	*2.088,6*	*5,7*	*-1,1*
Capitale e riserve (4)	1.620,0	1.618,0	1.606,0	1.405,3	0,9	15,3
CONTO ECONOMICO (1)						
Risultato di gestione	212,9	167,2	224,5	172,0		23,8
Utile delle attività ordinarie	102,5	71,4	145,0	125,0		-18,0
Utile ante imposte sul reddito	105,6	75,0	168,0	137,9		-23,4
Utile d'esercizio	81,1	60,1	106,2	79,4		2,1
RISORSE (5)						
Rete sportelli	393	393	393	392	0,0	0,3
Personale	3.720	3.734	3.759	3.788	-1,0	-1,8
INDICATORI DI GESTIONE						
Ricavi netti da servizi /Margine d'intermediazione	58,13%	59,70%	54,55%	55,19%		
Costi operativi /Margine d'intermediazione *(Cost Income Ratio)*	63,21%	59,16%	68,58%	67,99%		
Utile ante imposte sul reddito /Capitale e riserve (4)	6,52%	4,63%	10,46%	9,81%		
ROE	5,00%	3,72%	6,61%	5,65%		
ROAE (6)	5,03%	3,73%	7,64%	5,72%		
COEFFICIENTI PATRIMONIALI						
Totale attivo ponderato (1)	10.965,1	10.722,8	10.573,1	10.452,1	3,7	4,9
Patrimonio di base (Tier1)/Totale attivo ponderato	10,15%	10,48%	10,85%	9,02%		
Patrimonio di vigilanza/Totale attivo ponderato	12,70%	13,09%	13,89%	11,29%		

(1) Importi in milioni di euro.
(2) Al lordo delle presunte perdite.
(3) Valore comprensivo delle immobilizzazioni relative all'attività di locazione finanziaria (leasing).
(4) Incluso il fondo per rischi bancari generali.
(5) Dati puntuali di fine periodo.
(6) Indicatore calcolato rapportando l'utile netto al patrimonio medio (Return On Average Equity).

ATTIVO

(importi in migliaia di euro)	30/9/04	30/6/04	31/12/03	30/9/03	Variazioni % 9/04-12/03	Variazioni % 9/04-9/03
10 - CASSA E DISPONIBILITA' PRESSO BANCHE CENTRALI E UFFICI POSTALI	116.571	128.068	168.109	131.388	- 30,7	- 11,3
20 - TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI	500.899	480.234	691.015	627.703	- 27,5	- 20,2
30 - CREDITI VERSO BANCHE:	1.821.744	1.209.850	938.836	1.377.851	94,0	32,2
(a) a vista	175.744	220.008	378.479	487.074	- 53,6	- 63,9
(b) altri crediti	1.646.000	989.842	560.357	890.777	...	...
40 - CREDITI VERSO CLIENTELA	8.205.180	8.691.919	8.440.644	8.045.007	- 2,8	2,0
di cui:						
- crediti con fondi di terzi in amministrazione	231	234	255	255	- 9,4	- 9,4
50 - OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:	1.532.621	1.550.984	1.257.740	1.516.774	21,9	1,0
(a) di emittenti pubblici	762.057	766.461	637.805	861.720	19,5	- 11,6
(b) di banche	333.387	330.631	347.560	337.455	- 4,1	- 1,2
di cui:						
- titoli propri	70.308	63.148	58.848	49.227	19,5	42,8
(c) enti finanziari	355.470	371.982	187.991	226.862	89,1	56,7
di cui:						
- titoli propri	-	-	-	-	-	-
(d) di altri emittenti	81.707	81.910	84.384	90.737	- 3,2	- 10,0
60 - AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE	187.066	298.587	177.932	176.790	5,1	5,8
70 - PARTECIPAZIONI	34.123	34.123	31.013	30.762	10,0	10,9
80 - PARTECIPAZIONI IN IMPRESE DEL GRUPPO	829.057	820.457	617.016	596.908	34,4	38,9
90 - IMMOBILIZZAZIONI IMMATERIALI	461.982	466.300	473.530	473.885	- 2,4	- 2,5
di cui:						
- costi di impianto	2.602	2.830	3.250	1.305	- 19,9	99,4
- avviamento	434.485	437.121	442.392	444.560	- 1,8	- 2,3
100 - IMMOBILIZZAZIONI MATERIALI	967.700	953.891	920.539	901.810	5,1	7,3
di cui:						
- in locazione finanziaria	713.609	698.614	662.598	642.357	7,7	11,1
120 - AZIONI O QUOTE PROPRIE *(valore nominale: 17.001)*	49.694	38.824	-	2.015	...	...
130 - ALTRE ATTIVITA'	824.937	956.778	837.371	760.519	- 1,5	8,5
140 - RATEI E RISCONTI ATTIVI:	126.767	98.217	99.309	116.504	27,6	8,8
(a) ratei attivi	117.978	88.561	91.408	106.514	29,1	10,8
(b) risconti attivi	8.789	9.656	7.901	9.990	11,2	- 12,0
di cui:						
- disaggio di emissione su titoli	2.973	3.182	3.596	3.805	- 17,3	- 21,9
TOTALE DELL'ATTIVO	15.658.341	15.728.232	14.653.054	14.757.916	6,9	6,1

PASSIVO

(importi in migliaia di euro)	30/9/04	30/6/04	31/12/03	30/9/03	Variazioni % 9/04-12/03	9/04-9/03
10 - DEBITI VERSO BANCHE:	1.350.906	1.403.507	1.139.632	1.731.471	18,5	- 22,0
(a) a vista	184.650	188.509	89.046	401.473	...	- 54,0
(b) a termine o con preavviso	1.166.256	1.214.998	1.050.586	1.329.998	11,0	- 12,3
20 - DEBITI VERSO CLIENTELA:	6.250.484	6.163.638	5.957.888	5.809.232	4,9	7,6
(a) a vista	6.056.414	5.984.277	5.798.105	5.580.390	4,5	8,5
(b) a termine o con preavviso	194.070	179.361	159.783	228.842	21,5	- 15,2
30 - DEBITI RAPPRESENTATI DA TITOLI:	4.484.034	4.449.827	4.067.494	3.926.819	10,2	14,2
(a) obbligazioni	4.113.333	4.036.486	3.653.863	3.507.501	12,6	17,3
(b) certificati di deposito	295.058	302.332	326.769	344.810	- 9,7	- 14,4
(c) altri titoli	75.643	111.009	86.862	74.508	- 12,9	1,5
40 - FONDI DI TERZI IN AMMINISTRAZIONE	344	333	368	376	- 6,5	- 8,5
50 - ALTRE PASSIVITA'	737.415	922.290	579.839	706.763	27,2	4,3
60 - RATEI E RISCONTI PASSIVI:	172.135	165.451	163.572	188.011	5,2	- 8,4
(a) ratei passivi	96.997	91.890	95.528	94.793	1,5	2,3
(b) risconti passivi	75.138	73.561	68.044	93.218	10,4	- 19,4
70 - TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO	78.909	78.116	78.303	80.633	0,8	- 2,1
80 - FONDI PER RISCHI ED ONERI	376.040	359.873	433.676	416.983	- 13,3	- 9,8
(a) fondi di quiescenza e per obblighi simili	289.089	289.272	289.632	287.622	- 0,2	0,5
(b) fondi imposte e tasse	69.834	51.588	111.263	107.115	- 37,2	- 34,8
(c) altri fondi	17.117	19.013	32.781	22.246	- 47,8	- 23,1
90 - FONDI RISCHI SU CREDITI	5.000	5.000	18.000	13.000	- 72,2	- 61,5
100 - FONDO PER RISCHI BANCARI GENERALI	-	-	-	5.165	-	- 100,0
110 - PASSIVITA' SUBORDINATE	502.055	502.055	502.055	400.000	-	25,5
120 - CAPITALE	1.113.327	1.113.327	1.113.327	1.020.550	-	9,1
130 - SOVRAPPREZZI DI EMISSIONE	260.620	258.666	255.023	141.864	2,2	83,7
140 - RISERVE	238.051	238.051	229.722	229.723	3,6	3,6
(a) riserva legale	77.971	77.971	67.351	67.351	15,8	15,8
(b) riserva per azioni o quote proprie	49.694	38.824	-	2.015	...	...
(c) riserve statutarie	-	-	-	-	-	-
(d) altre riserve	110.386	121.256	162.371	160.357	- 32,0	- 31,2
150 - RISERVE DI RIVALUTAZIONE	7.956	7.956	7.956	7.956	-	-
170 - UTILE D'ESERCIZIO	81.065	60.142	106.199	79.370	- 23,7	2,1
TOTALE DEL PASSIVO	15.658.341	15.728.232	14.653.054	14.757.916	6,9	6,1

GARANZIE E IMPEGNI

10 - GARANZIE RILASCIATE	1.121.332	1.150.988	1.271.681	1.316.829	- 11,8	- 14,8
di cui:						
- accettazioni	3.234	10.958	2.610	3.379	23,9	- 4,3
- altre garanzie	1.118.098	1.140.030	1.269.071	1.313.450	- 11,9	- 14,9
20 - IMPEGNI	747.012	787.690	910.193	838.949	- 17,9	- 11,0
di cui per vendite con obbligo di riacquisto	-	-	-	-	-	-

CONTO ECONOMICO

(importi in migliaia di euro)	30/9/04	30/6/03	31/12/02	30/9/02	Variazioni % 9-04/9-03
10 - INTERESSI ATTIVI E PROVENTI ASSIMILATI	421.831	268.859	546.478	412.103	2,4
di cui:					
- su crediti verso clientela	321.355	218.515	439.720	333.118	- 3,5
- su titoli di debito	80.434	39.658	82.753	62.705	28,3
20 - INTERESSI PASSIVI E ONERI ASSIMILATI	- 179.524	- 103.919	- 221.820	- 171.288	4,8
di cui:					
- su debiti verso clientela	- 30.665	- 20.006	- 49.654	- 38.434	- 20,2
- su debiti rappresentati da titoli	- 102.291	- 66.649	- 123.951	- 93.240	9,7
30 - DIVIDENDI E ALTRI PROVENTI:	33.891	22.388	63.957	64.305	- 47,3
(a) su azioni, quote e altri titoli di capitale	894	893	13.085	13.018	- 93,1
(b) su partecipazioni	3.462	3.283	8.700	5.382	- 35,7
(c) su partecipazioni in imprese del gruppo	29.535	18.212	42.172	45.905	- 35,7
40 - COMMISSIONI ATTIVE	134.880	90.117	179.169	129.110	4,5
50 - COMMISSIONI PASSIVE	- 12.059	- 7.947	- 15.627	- 11.567	4,3
60 - PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE	312	3.584	9.229	3.310	- 90,6
70 - ALTRI PROVENTI DI GESTIONE	185.347	139.428	160.752	116.079	59,7
80 - SPESE AMMINISTRATIVE:	- 270.108	- 178.087	- 366.712	- 274.023	- 1,4
(a) spese per il personale	- 165.851	- 110.472	- 234.968	- 174.000	- 4,7
di cui:					
- salari e stipendi	- 110.137	- 73.228	- 153.683	- 115.639	- 4,8
- oneri sociali	- 29.997	- 19.961	- 42.896	- 31.660	- 5,3
- trattamento di fine rapporto	- 6.931	- 4.702	- 9.258	- 7.385	- 6,1
- trattamento di quiescenza e simili	- 11.011	- 7.258	- 17.764	- 10.847	1,5
(b) altre spese amministrative	- 104.257	- 67.615	- 131.744	- 100.023	4,2
90 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI	- 95.732	- 64.046	- 123.207	- 91.384	4,8
100 - ACCANTONAMENTI PER RISCHI E ONERI	- 1.933	- 1.009	- 3.966	- 3.243	- 40,4
110 - ALTRI ONERI DI GESTIONE	- 5.926	- 3.224	- 7.747	- 4.599	28,9
120 - RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI	- 112.346	- 97.820	- 66.781	- 48.397	...
130 - RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI	3.876	3.028	9.195	4.634	- 16,4
140 - ACCANTONAMENTI AI FONDI RISCHI SU CREDITI	-	-	- 18.000	-	-
150 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	-	-	-	-
160 - RIPRESE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	-	107	-	-
170 - UTILE DELLE ATTIVITA' ORDINARIE	102.509	71.352	145.027	125.040	- 18,0
180 - PROVENTI STRAORDINARI	7.139	7.174	30.028	18.190	- 60,8
190 - ONERI STRAORDINARI	- 4.083	- 3.534	- 7.021	- 5.360	- 23,8
200 - UTILE (PERDITA) STRAORDINARIO	3.056	3.640	23.007	12.830	- 76,2
210 VARIAZIONE DEL FONDO PER RISCHI BANCARI GENERALI	-	-	5.165		-
220 - IMPOSTE SUL REDDITO DELL'ESERCIZIO	- 24.500	- 14.850	- 67.000	- 58.500	- 58,1
230 - UTILE D'ESERCIZIO	81.065	60.142	106.199	79.370	2,1

CONTO ECONOMICO RICLASSIFICATO *(migliaia di euro)*

	30/9/04	30/6/04	31/12/03	30/9/03	Variaz. 30/9/04-30/9/03 assoluta	%
10 Interessi attivi	421.831	268.859	546.478	412.103	9.728	2,4
20 Interessi passivi	- 179.524	- 103.919	- 221.820	- 171.288	- 8.236	4,8
MARGINE DI INTERESSE	**242.307**	**164.940**	**324.658**	**240.815**	**1.492**	**0,6**
40 Commissioni attive	134.880	90.117	179.169	129.110	5.770	4,5
50 Commissioni passive	- 12.059	- 7.947	- 15.627	- 11.567	- 492	4,3
60 Profitti (perdite) da operazioni finanziarie	312	3.584	9.229	3.310	- 2.998	- 90,6
30 Dividendi e altri proventi	33.891	22.388	63.958	64.305	- 30.414	- 47,3
70 Altri proventi di gestione	185.347	139.428	160.752	116.079	69.268	59,7
110 Altri oneri di gestione	- 5.926	- 3.224	- 7.747	- 4.599	- 1.327	28,9
RICAVI NETTI DA SERVIZI	**336.445**	**244.346**	**389.734**	**296.638**	**39.807**	**13,4**
MARGINE DI INTERMEDIAZIONE	**578.752**	**409.286**	**714.392**	**537.453**	**41.299**	**7,7**
80 Spese amministrative	- 270.108	- 178.087	- 366.712	- 274.023	3.915	- 1,4
. Spese di personale	- 165.851	- 110.472	- 234.968	- 174.000	8.149	- 4,7
. Altre spese amministrative	- 104.257	- 67.615	- 131.744	- 100.023	- 4.234	4,2
90 Rettifiche di valore su immobilizzazioni materiali e immateriali	- 95.732	- 64.046	- 123.207	- 91.384	- 4.348	4,8
COSTI OPERATIVI	**- 365.840**	**- 242.133**	**- 489.919**	**- 365.407**	**- 433**	**0,1**
RISULTATO DI GESTIONE	**212.912**	**167.153**	**224.473**	**172.046**	**40.866**	**23,8**
100 Accantonamenti per rischi e oneri	- 1.933	- 1.009	- 3.966	- 3.243	1.310	- 40,4
120 Rettifiche di valore su crediti e accant. per garanzie e impegni	- 112.346	- 97.820	- 66.782	- 48.397	- 63.949	132,1
130 Riprese di valore su crediti e su accant. per garanzie e impegni	3.876	3.028	9.195	4.634	- 758	- 16,4
140 Accantonamenti ai fondi rischi su crediti	-	-	- 18.000	-	- ...	
150 Rettifiche su immobilizzazioni finanziarie	-	-	-	-	- ...	
160 Riprese di valore su immobilizzazioni finanziarie	-	-	107	-	- ...	
ACCANTONAMENTI E RETTIFICHE	**- 110.403**	**- 95.801**	**- 79.446**	**- 47.006**	**- 63.397**	**134,9**
170 UTILE DELLE ATTIVITA' ORDINARIE	**102.509**	**71.352**	**145.027**	**125.040**	**- 22.531**	**- 18,0**
180 Proventi straordinari	7.139	7.174	30.029	18.190	- 11.051	- 60,8
190 Oneri straordinari	- 4.083	- 3.534	- 7.022	- 5.360	1.277	- 23,8
200 UTILE STRAORDINARIO	**3.056**	**3.640**	**23.007**	**12.830**	**- 9.774**	**- 76,2**
UTILE ANTE IMPOSTE SUL REDDITO	**105.565**	**74.992**	**168.034**	**137.870**	**- 32.305**	**- 23,4**
210 Variazioni del Fondo rischi bancari generali	-	-	5.165	-	- ...	
220 Imposte sul reddito dell'esercizio	- 24.500	- 14.850	- 67.000	- 58.500	34.000	- 58,1
230 UTILE D'ESERCIZIO	**81.065**	**60.142**	**106.199**	**79.370**	**1.695**	**2,1**

PROSPETTI CONTABILI
DEL GRUPPO BANCA CARIGE

SCHEDA DI SINTESI CONSOLIDATA E INDICATORI DI GESTIONE

	30/9/04	30/6/04	31/12/03	30/9/03	Variazioni % 09/04 12/03	Variazioni % 09/04 09/03
SITUAZIONE PATRIMONIALE (1)						
Totale attività	17.919,0	18.002,2	15.918,3	15.903,3	12,6	12,7
Provvista	14.677,9	14.650,1	12.897,4	12.983,1	13,8	13,1
- Raccolta diretta (a)	13.054,8	12.842,9	11.373,9	11.090,2	14,8	17,7
* *Debiti verso clientela*	*7.815,4*	*7.636,0*	*6.861,1*	*6.717,6*	13,9	16,3
* *Debiti rappresentati da titoli*	*5.239,4*	*5.206,9*	*4.512,8*	*4.372,6*	16,1	19,8
- Debiti verso banche	1.105,0	1.289,0	1.006,0	1.477,5	9,8	-25,2
- Fondi di terzi in amm.ne	1,0	1,1	0,4	0,4	150,0	150,0
- Prestiti subordinati	517,1	517,1	517,1	415,0	-	24,6
Raccolta indiretta (b)	15.615,7	15.432,9	14.316,9	14.387,9	9,1	8,5
- Risparmio gestito	7.911,2	7.868,8	7.436,7	7.359,7	6,4	7,5
- Risparmio amministrato	7.704,5	7.564,1	6.880,2	7.028,2	12,0	9,6
Attività finanziarie intermediate (AFI) (a+b)	28.670,5	28.275,8	25.690,8	25.478,1	11,6	12,5
Investimenti (2) (3)	15.571,0	15.547,7	13.737,6	13.864,9	13,3	12,3
- Crediti verso clientela (2) (3)	10.949,9	11.386,1	10.251,3	9.794,7	6,8	11,8
- Crediti verso banche (2)	1.793,6	1.241,9	922,3	1.352,0	94,5	32,7
- Titoli	2.827,5	2.919,7	2.564,0	2.718,2	10,3	4,0
* *portafoglio immobilizzato*	*190,8*	*209,7*	*214,7*	*214,7*	-11,1	-11,1
* *portafoglio non immobilizzato*	*2.636,7*	*2.710,0*	*2.349,3*	*2.503,5*	12,2	5,3
Capitale e riserve (4)	1.497,3	1.495,3	1.504,3	1.504,3	-0,5	-0,5
OPERATIVITA' COMPAGNIE DI ASSICURAZIONE DEL GRUPPO (1)						
Premi emessi	506,2	337,6	670,7	473,5		6,9
Sinistri liquidati	286,5	201,6	403,5	293,1		-2,3
CONTO ECONOMICO (1)						
Risultato di gestione	210,4	165,0	206,7	140,3		50,0
Utile delle attività ordinarie	93,0	63,6	121,5	91,3		1,9
Utile ante imposte sul reddito	98,5	69,1	156,4	112,8		-12,7
Utile d'esercizio	61,7	47,8	84,7	57,7		6,9
RISORSE (5)						
Rete sportelli	491	491	456	455	7,7	7,9
Personale	4.673	4.691	4.354	4.382	7,3	6,6
Assicurazioni:						
- Agenzie assicurative	407	413	416	420	-2,2	-3,1
- Personale	384	386	377	390	1,9	-1,5
INDICATORI DI GESTIONE						
Ricavi netti da servizi /Margine d'intermediazione	53,36%	55,00%	50,69%	49,74%		
Costi operativi /Margine d'intermediazione (*Cost Income Ratio*)	67,81%	64,07%	72,83%	74,70%		
Utile ante imposte sul reddito /Capitale e riserve (4)	6,58%	4,62%	10,40%	7,50%		
ROE	4,12%	3,20%	5,63%	3,83%		
ROAE (6)	4,11%	3,19%	6,41%	4,36%		
COEFFICIENTI PATRIMONIALI (7)						
Totale attivo ponderato	12.325,9	12.036,0	11.254,3	11.196,2	9,5	10,1
Patrimonio di base (Tier1)/Totale attivo ponderato	7,02%	7,23%	8,61%	6,91%		
Patrimonio di vigilanza/Totale attivo ponderato	9,43%	9,70%	11,67%	8,99%		

(1) Importi in milioni di euro.
(2) Al lordo delle presunte perdite.
(3) Valore comprensivo delle immobilizzazioni relative all'attività di locazione finanziaria (leasing).
(4) Incluso il fondo per rischi bancari generali.
(5) Dati puntuali di fine periodo.
(6) Indicatore calcolato rapportando l'utile netto al patrimonio medio (Return On Average Equity).
(7) Per il 30/9/04 si tratta di valori gestionali.

STATO PATRIMONIALE CONSOLIDATO

ATTIVO

(importi in migliaia di euro)	30/9/04	30/6/04	31/12/03	30/9/03	Variazioni % 9/04 12/03	Variazioni % 9/04 9/03
10 - CASSA E DISPONIBILITA' PRESSO BANCHE CENTRALI E UFFICI POSTALI	144.792	156.765	192.509	150.901	- 24,8	- 4,0
20 - TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI	695.244	676.155	884.964	806.053	- 21,4	- 13,7
30 - CREDITI VERSO BANCHE:	1.789.081	1.237.622	918.431	1.343.194	94,8	33,2
(a) a vista	165.848	236.500	346.689	489.480	- 52,2	- 66,1
(b) altri crediti	1.623.233	1.001.122	571.742	853.714	...	90,1
40 - CREDITI VERSO CLIENTELA	10.046.439	10.501.410	9.421.748	8.988.514	6,6	11,8
di cui:						
- crediti con fondi di terzi in amministrazione	853	304	255	255	...	...
50 - OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:	1.945.177	1.944.985	1.501.080	1.735.359	29,6	12,1
(a) di emittenti pubblici	885.939	891.112	721.226	961.947	22,8	- 7,9
(b) di banche	492.281	494.830	421.719	394.785	16,7	24,7
di cui:						
- titoli propri	89.630	83.631	63.930	52.420	40,2	71,0
(c) di enti finanziari	432.303	452.961	258.709	278.603	67,1	55,2
di cui:						
- titoli propri	-	-	-	-	...	...
(d) di altri emittenti	134.654	106.082	99.426	100.024	35,4	34,6
60 - AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE	187.079	298.601	177.932	176.790	5,1	5,8
70 - PARTECIPAZIONI	81.719	81.871	77.524	74.903	5,4	9,1
(a) valutate a patrimonio netto	58.227	58.379	59.361	57.033	- 1,9	2,1
(b) altre	23.492	23.492	18.163	17.870	29,3	31,5
80 - PARTECIPAZIONI IN IMPRESE DEL GRUPPO	209.172	206.350	172.600	153.721	21,2	36,1
(a) valutate a patrimonio netto	209.172	206.350	172.600	153.721	21,2	36,1
(b) altre	-	-	-	-	...	...
90 - DIFFERENZE POSITIVE DI CONSOLIDAMENTO	165.627	168.121	87.538	88.962	89,2	86,2
100 - DIFFERENZE POSITIVE DI PATRIMONIO NETTO	14.571	15.129	16.168	13.767	- 9,9	5,8
110 - IMMOBILIZZAZIONI IMMATERIALI	462.728	466.978	474.210	474.602	- 2,4	- 2,5
di cui:						
- costi di impianto	2.618	2.847	3.268	1.310	- 19,9	99,8
- avviamento	434.485	437.121	442.392	444.560	- 1,8	- 2,3
120 - IMMOBILIZZAZIONI MATERIALI	1.074.835	1.061.565	1.019.881	996.884	5,4	7,8
140 - AZIONI O QUOTE PROPRIE *(valore nominale: 17.001)*	49.694	38.824	-	2.015	...	...
150 - ALTRE ATTIVITA'	910.450	1.037.009	864.654	773.939	5,3	17,6
160 - RATEI E RISCONTI ATTIVI:	142.424	110.854	109.015	123.739	30,6	15,1
(a) ratei attivi	133.074	100.183	100.842	113.430	32,0	17,3
(b) risconti attivi	9.350	10.671	8.173	10.309	14,4	- 9,3
di cui:						
- disaggio di emissione su titoli	2.973	3.182	3.596	3.805	- 17,3	- 21,9
TOTALE DELL'ATTIVO	17.919.032	18.002.239	15.918.254	15.903.343	12,6	12,7

PASSIVO

(importi in migliaia di euro)	30/9/04	30/6/04	31/12/03	30/9/03	Variazioni % 9/04 12/03	Variazioni % 9/04 9/03
10 - DEBITI VERSO BANCHE:	1.105.035	1.289.011	1.006.049	1.477.530	9,8	- 25,2
(a) a vista	41.731	139.211	20.329	381.913	...	- 89,1
(b) a termine o con preavviso	1.063.304	1.149.800	985.720	1.095.617	7,9	- 2,9
20 - DEBITI VERSO CLIENTELA:	7.815.382	7.636.015	6.861.171	6.717.559	13,9	16,3
(a) a vista	7.452.360	7.278.203	6.595.428	6.346.992	13,0	17,4
(b) a termine o con preavviso	363.022	357.812	265.743	370.567	36,6	- 2,0
30 - DEBITI RAPPRESENTATI DA TITOLI:	5.239.438	5.206.854	4.512.775	4.372.637	16,1	19,8
(a) obbligazioni	4.836.874	4.759.247	4.073.476	3.921.198	18,7	23,4
(b) certificati di deposito	326.437	336.169	351.316	370.422	- 7,1	- 11,9
(c) altri titoli	76.127	111.438	87.983	81.017	- 13,5	- 6,0
40 - FONDI DI TERZI IN AMMINISTRAZIONE	970	1.118	368	376	...	...
50 - ALTRE PASSIVITA'	895.497	1.047.750	655.700	787.245	36,6	13,8
60 - RATEI E RISCONTI PASSIVI:	177.174	171.758	166.822	194.355	6,2	- 8,8
(a) ratei passivi	100.808	96.660	97.455	99.711	3,4	1,1
(b) risconti passivi	76.366	75.098	69.367	94.644	10,1	- 19,3
70 - TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO	108.936	107.998	96.814	99.005	12,5	10,0
80 - FONDI PER RISCHI ED ONERI	424.948	405.518	440.194	412.048	- 3,5	3,1
(a) fondi di quiescenza e per obblighi simili	312.863	313.408	295.310	293.604	5,9	6,6
(b) fondi imposte e tasse	87.161	64.686	106.847	90.219	- 18,4	- 3,4
(c) fondo di consolidamento per rischi e oneri futuri	563	-	-	-	...	...
(d) altri fondi	24.361	27.424	38.037	28.225	- 36,0	- 13,7
90 - FONDI RISCHI SU CREDITI	7.231	7.149	19.997	14.644	- 63,8	- 50,6
100 - FONDO PER RISCHI BANCARI GENERALI	100	100	100	5.165	-	- 98,1
110 - PASSIVITA' SUBORDINATE	517.055	517.055	517.055	415.000	-	24,6
130 - DIFFERENZE NEGATIVE DI PATRIMONIO NETTO	43.176	43.176	34.953	34.929	23,5	23,6
140 - PATRIMONIO DI PERTINENZA DI TERZI (+/-)	25.221	25.667	17.362	17.408	45,3	44,9
150 - CAPITALE	1.113.327	1.113.327	1.113.327	1.020.550	-	9,1
160 - SOVRAPPREZZI DI EMISSIONE	260.620	258.666	255.023	141.864	2,2	83,7
170 - RISERVE:	114.612	114.612	127.752	127.290	- 10,3	- 10,0
(a) riserva legale	64.918	75.788	67.351	67.351	- 3,6	- 3,6
(b) riserva per azioni o quote proprie	49.694	38.824	-	2.015	...	...
(c) riserve statutarie	-	-	-	-	...	...
(d) altre riserve	-	-	60.401	57.924	...	- 100,0
180 - RISERVE DI RIVALUTAZIONE	8.649	8.649	8.050	8.050	7,4	7,4
200 - UTILE D'ESERCIZIO	61.661	47.816	84.742	57.688	- 27,2	6,9
TOTALE DEL PASSIVO	17.919.032	18.002.239	15.918.254	15.903.343	12,6	12,7

GARANZIE E IMPEGNI

10 - GARANZIE RILASCIATE	1.235.392	1.244.125	1.336.530	1.384.284	- 7,6	- 10,8
di cui:						
- accettazioni	3.400	10.983	2.859	3.405	18,9	- 0,1
- altre garanzie	1.231.992	1.233.142	1.333.671	1.382.428	- 7,6	- 10,9
20 - IMPEGNI	920.647	903.518	989.572	918.035	- 7,0	0,3
di cui:						
- per vendite con obbligo di riacquisto	-	-	-	-	...	...

CONTO ECONOMICO CONSOLIDATO

(importi in migliaia di euro)	30/9/04	30/6/04	2003	30/9/03	Variazione % 9/04 - 9/03
10 - INTERESSI ATTIVI E PROVENTI ASSIMILATI	506.039	324.985	613.535	461.781	9,6
di cui:					
- su crediti verso clientela	390.857	264.942	494.103	373.759	4,6
- su titoli di debito	94.253	48.855	96.379	72.572	29,9
20 - INTERESSI PASSIVI E ONERI ASSIMILATI	-201.190	-118.381	-238.334	-183.193	9,8
di cui:					
- su debiti verso clientela	-40.005	-26.323	-59.471	-46.172	-13,4
- su debiti rappresentati da titoli	-115.920	-75.823	-135.891	-102.295	13,3
30 - DIVIDENDI E ALTRI PROVENTI:	3.533	3.495	18.536	16.994	-79,2
(a) su azioni, quote e altri titoli di capitale	894	893	13.085	13.018	-93,1
(b) su partecipazioni	2.639	2.602	5.451	3.976	-33,6
(c) su partecipazioni in imprese del gruppo	-	-	-	-	...
40 - COMMISSIONI ATTIVE	166.984	110.451	204.447	147.408	13,3
50 - COMMISSIONI PASSIVE	-13.713	-8.487	-16.351	-12.199	12,4
60 - PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE	1.886	4.317	10.674	4.232	-55,4
70 - ALTRI PROVENTI DI GESTIONE	191.397	143.668	167.518	121.099	58,1
80 - SPESE AMMINISTRATIVE:	-333.982	-221.128	-416.916	-312.281	6,9
(a) spese per il personale	-206.848	-137.983	-268.412	-199.137	3,9
di cui:					
- salari e stipendi	-137.789	-91.610	-175.162	-131.570	4,7
- oneri sociali	-37.923	-25.388	-49.179	-36.335	4,4
- trattamento di fine rapporto	-9.198	-6.269	-10.959	-8.707	5,6
- trattamento di quiescenza e simili	-12.762	-8.465	-18.850	-11.766	8,5
(b) altre spese amministrative	-127.134	-83.145	-148.504	-113.144	12,4
90 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI	-109.214	-73.002	-137.238	-101.776	7,3
100 - ACCANTONAMENTI PER RISCHI E ONERI	-3.141	-2.240	-4.209	-3.503	-10,3
110 - ALTRI ONERI DI GESTIONE	-7.252	-4.202	-9.199	-5.593	29,7
120 - RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI	-119.890	-103.611	-72.588	-51.460	...
130 - RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI	5.666	4.532	11.295	6.300	-10,1
140 - ACCANTONAMENTI AI FONDI RISCHI SU CREDITI	-78	-35	-19.744	-315	-75,2
150 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	-	-	-	...
160 - RIPRESE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	2	2	-	-	...
170 - UTILI (PERDITE) DELLE PARTECIPAZIONI VALUTATE AL PATRIMONIO NETTO	5.915	3.260	10.030	3.779	56,5
180 - UTILE DELLE ATTIVITA' ORDINARIE	92.962	63.624	121.456	91.273	1,9
190 - PROVENTI STRAORDINARI	10.650	9.823	43.121	27.651	-61,5
200 - ONERI STRAORDINARI	-5.074	-4.338	-8.149	-6.086	-16,6
210 - UTILE (PERDITA) STRAORDINARIO	5.576	5.485	34.972	21.565	-74,1
230 - VARIAZIONE DEL FONDO PER RISCHI BANCARI GENERALI	-	-	-5.065	-	...
240 - IMPOSTE SUL REDDITO DELL'ESERCIZIO	-34.791	-19.931	-74.721	-53.646	-35,1
250 - UTILE (PERDITA) D'ESERCIZIO DI PERTINENZA DI TERZI	-2.086	-1.362	-2.030	-1.504	38,7
260 - UTILE D'ESERCIZIO	61.661	47.816	84.742	57.688	6,9

CONTO ECONOMICO CONSOLIDATO RICLASSIFICATO *(migliaia di euro)*

	30/9/04	30/6/04	31/12/03	30/9/03	Variaz. 30/9/04 -30/9/03 assoluta	%
10 Interessi attivi	506.039	324.985	613.535	461.781	44.258	9,6
20 Interessi passivi	-201.190	-118.381	-238.334	-183.193	-17.997	9,8
MARGINE DI INTERESSE	**304.849**	**206.604**	**375.201**	**278.588**	**26.261**	**9,4**
40 Commissioni attive	166.984	110.451	204.447	147.408	19.576	13,3
50 Commissioni passive	-13.713	-8.487	-16.351	-12.199	-1.514	12,4
60 Profitti (perdite) da operazioni finanziarie	1.886	4.317	10.674	4.232	-2.346	-55,4
30 Dividendi e altri proventi	3.533	3.495	18.536	16.994	-13.461	-79,2
170 Utili (Perdite) delle partecipazioni valutate al p.n.	5.915	3.260	10.030	3.779	2.136	56,5
70 Altri proventi di gestione	191.397	143.668	167.518	121.099	70.298	58,1
110 Altri oneri di gestione	-7.252	-4.202	-9.199	-5.593	-1.659	29,7
RICAVI NETTI DA SERVIZI	**348.750**	**252.502**	**385.655**	**275.720**	**73.030**	**26,5**
MARGINE D'INTERMEDIAZIONE	**653.599**	**459.106**	**760.856**	**554.308**	**99.291**	**17,9**
80 Spese amministrative	-333.982	-221.128	-416.916	-312.281	-21.701	6,9
. Spese di personale	-206.848	-137.983	-268.412	-199.137	-7.711	3,9
. Altre spese amministrative	-127.134	-83.145	-148.504	-113.144	-13.990	12,4
90 Rettifiche di valore su immobilizzazioni materiali e immateriali	-109.214	-73.002	-137.238	-101.776	-7.438	7,3
COSTI OPERATIVI	**-443.196**	**-294.130**	**-554.154**	**-414.057**	**-29.139**	**7,0**
RISULTATO DI GESTIONE	**210.403**	**164.976**	**206.702**	**140.251**	**70.152**	**50,0**
100 Accantonamenti per rischi ed oneri	-3.141	-2.240	-4.209	-3.503	362	-10,3
120 Rettifiche di valore su crediti e accant. per garanzie e impegni	-119.890	-103.611	-72.588	-51.460	-68.430	...
130 Riprese di valore su crediti e su accant. per garanzie e impegni	5.666	4.532	11.295	6.300	-634	-10,1
140 Accantonamenti ai fondi rischi su crediti	-78	-35	-19.744	-315	237	-75,2
150 Rettifiche di valore su immobilizzazioni finanziarie	-	-	-	-	-	...
160 Riprese di valore su immobilizzazioni finanziarie	2	2	-	-	2	...
ACCANTONAMENTI E RETTIFICHE	**-117.441**	**-101.352**	**-85.246**	**-48.978**	**-68.463**	**139,8**
180 UTILE DELLE ATTIVITA' ORDINARIE	**92.962**	**63.624**	**121.456**	**91.273**	**1.689**	**1,9**
190 Proventi straordinari	10.650	9.823	43.121	27.651	-17.001	-61,5
200 Oneri straordinari	-5.074	-4.338	-8.149	-6.086	1.012	-16,6
210 UTILE STRAORDINARIO	**5.576**	**5.485**	**34.972**	**21.565**	**-15.989**	**-74,1**
UTILE ANTE IMPOSTE SUL REDDITO	**98.538**	**69.109**	**156.428**	**112.838**	**-14.300**	**-12,7**
230 Variazione del fondo rischi bancari generali	-	-	-5.065	-	-	...
240 Imposte sul reddito dell'esercizio	-34.791	-19.931	-74.721	-53.646	18.855	-35,1
250 Utile d'esercizio di pertinenza di terzi	-2.086	-1.362	-2.030	-1.504	-582	38,7
260 UTILE D'ESERCIZIO	**61.661**	**47.816**	**84.742**	**57.688**	**3.973**	**6,9**